SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

MATERIAL FACT

São Paulo, February 1st, 2007 – Votorantim Celulose e Papel S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of Latin America´s largest pulp and paper producers, pursuant to Brazilian regulation (CVM nº 358/02), hereby announces:

          1.     Pursuant to the terms of the Material Fact release on September 19, 2006, VCP announced the consummation of an agreement with International Paper of Brazil (IP) to swap industrial and forestry assets located in the city of Luiz Antonio (São Paulo) and  Três Lagoas (MS), respectively;

          2.     Following the material fact reported at that time, the parts hereby announce the conclusion of the Asset Swap, duly formalized with the signature, in this date, of the Closing Memorandum, which disciplines its final terms and conditions, beyond other documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 02/01/2007

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer